FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 14, 2009

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   January 14, 2009

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT ESTABLISHES EMEA HEADQUARTERS

Vancouver, Canada – January 14, 2009 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, today announced the establishment of a presence in Lausanne, Switzerland. The office will serve as the central regional headquarters for the company’s European, Middle Eastern and African (EMEA) operations.

“In 2008 Norsat initiated a strategic plan for growth in the EMEA market which included the announcement of two new business units and two new sales offices. As a result of our ongoing success, it is with great excitement that 2009 begins with the announcement of an EMEA regional headquarters.” said Dr. Amiee Chan, president and CEO Norsat International Inc.

Scheduled to open before the end of January, the offices Switzerland location will provide the centrality required to support Norsat’s regional sales offices located in Sweden, United Kingdom, Italy and Monaco.

 “Sustaining regional growth requires strong regional presence. The EMEA headquarters will provide the support needed to meet today’s initiatives while ensuring Norsat’s ongoing growth and future developments in the region across all business units” said Dr. Amiee Chan, president and CEO Norsat International Inc.

Headquartered in Vancouver, Canada, Norsat now has a local presence in six countries, as well as a growing network of 140 resellers worldwide.

About Norsat International Inc.
Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. The company’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Monte Carlo, Monaco; Rome, Italy; and Daejeon, South Korea. Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

President & CEO

Tel: 604 821-2808

Email: achan@norsat.com

Forward Looking Statements
Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the three months ended September 30th, 2008, and the Management Discussion and Analysis for the three months ended September 30th, 2008. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

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